Forward-Looking Statements. This presentation contains forward-looking statements. All statements contained in this presentation other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, market growth and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “could,” “would,” “project,” “target,” “plan,” “expect,” “predict,” “potential” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are expressed in good faith and made upon a reasonable basis, we cannot guarantee future results, performance or achievements. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this presentation or to conform these statements to actual results or to changes in our expectations, except as required by law. Investors should not place undue reliance on these forward-looking statements and should review the risk factors in our filings with the SEC for a more complete discussion of risks. Market and Industry Data. Market data and certain industry forecast data used in this presentation were obtained from internal reports, where appropriate, third-party sources as well as other publicly available information. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control. In addition, assumptions and estimates of our and our industries’ future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause our future performance to differ materially from our assumptions and estimates. As a result, you should be aware that market, ranking and other similar industry data included in this presentation, and estimates and beliefs based on that data, may not be reliable. See “Forward-Looking Statements” above. We do not accept any responsibility for the factual correctness of any information contained in this presentation obtained or derived from third parties. Trademarks, Tradenames and Service Marks. This presentation includes trademarks, tradenames and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this presentation appear without the ®, TM and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we will not assert our rights, or that the applicable owner will not assert its rights, to these trademarks, tradenames and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, tradenames or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties. Financial Outlook. The financial outlook included in this presentation is only effective as of the date given, February 19, 2026, and will not be updated or affirmed unless and until we publicly announce updated or affirmed guidance. Distribution or reference of this presentation following the date hereof does not constitute Klarna re-affirming guidance. Non-IFRS Financial Measures. We use certain non-IFRS financial measures to supplement our consolidated financial statements, which are presented in accordance with IFRS. These non-IFRS financial measures include transaction margin dollars, transaction margin, adjusted operating profit (loss) and adjusted operating margin. We use these non-IFRS financial measures to facilitate the review of our operational performance and as a basis for strategic planning. We also present period-over-period changes in certain metrics on a like-for-like basis, which are calculated by adjusting the applicable metric for (1) the sale of KCO and (2) the impact of foreign currency fluctuations. The impact of foreign currency fluctuations is calculated by translating the reported amounts in the current period using the exchange rates in use during the comparative prior period. We believe that presenting changes in our revenue and transaction margin dollars on a like-for-like basis, which exclude the impact of the recent sale of KCO and foreign currency fluctuations, provides useful information regarding our underlying business trends and facilitates comparisons of our financial performance over prior periods on a consistent basis. Transaction margin dollars and transaction margin are key performance measures used by our management to measure our ability to attain efficiency and scale and to grow these metrics over time. They measure our success in growing revenue while effectively managing our processing and servicing costs, provision for credit losses and funding costs in both maturing markets (which include the Nordics, Germany, Netherlands, Austria, Switzerland and the U.K.) and new markets (which include the remaining markets in which we currently operate, including the United States). We primarily strive to grow our revenue by increasing the number of our active Klarna consumers and ARPAC as well as expanding into additional markets. In parallel, we seek to drive efficiencies in our processing and servicing costs and to effectively manage our credit losses by improving our underwriting capabilities, in particular in our new markets, while maintaining low and stable funding costs. Our management uses transaction margin dollars and transaction margin in assessing our success in meeting these objectives. In addition, by excluding certain items that are nonrecurring or not reflective of the performance of our normal course of business, we believe that adjusted operating profit (loss) and adjusted operating margin provide meaningful supplemental information regarding our performance. Accordingly, we believe that these non-IFRS financial measures are useful to investors and others because they allow investors to supplement their understanding of our financial trends and evaluate our ongoing and future performance in the same manner as management. However, there are several limitations related to the use of non-IFRS financial measures as they reflect the exercise of judgment by our management about which expenses are excluded or included in determining these non-IFRS measures. These non-IFRS measures should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with IFRS. Other companies, including companies in our industry, may calculate these non-IFRS (or similar non-GAAP) financial measures differently or not at all, which reduces their usefulness as comparative measures. Transaction margin dollars is defined as total revenue less total transaction costs, consisting of processing and servicing, provision for credit losses and funding costs. Transaction margin is calculated by dividing transaction margin dollars by our total revenue. Adjusted operating profit (loss) is defined as operating profit (loss) excluding (i) depreciation, amortization and impairments, (ii) share-based payments expense, (iii) severance-related restructuring costs and (iv) expenses related to the preparation to this offering not connected to the issue and sale of ordinary shares by us in this offering. Adjusted operating margin is defined as adjusted operating profit (loss) divided by our total revenue. Depreciation, amortization and impairments below include amounts recorded within Technology and product development expenses in our consolidated statements of profit and loss. We consider the exclusion of certain nonrecurring or noncash items in calculating adjusted operating profit (loss), adjusted operating margin and adjusted non-transaction-related operating expenses to provide a useful measure for investors and others to evaluate our operating results and expenses in the same manner as management. We do not attempt to provide reconciliations of forward-looking Transaction margin dollars to the comparable IFRS measure because the impact and timing of potential charges or gains excluded from the calculation of our Transaction margin dollars are inherently uncertain and difficult to predict and are unavailable without unreasonable efforts. In addition, we believe such reconciliations would imply a degree of precision and certainty that could be confusing to investors. Such items could have a material impact on our financial performance.